UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February2025
Comission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

4Q25
GRUPO CIBEST (NYSE: CIB; BVC: CIBEST AND PFCIBEST) REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2025.

•On December 18, 2025, Grupo Cibest disclosed to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. As a result, Banistmo S.A. must be classified as an Asset Held for Sale, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, and given that it constitutes a significant line of business, it is presented as a Discontinued Operation. Once the criteria for classifying an asset or group of assets as held for sale are met, the Statement of Financial Position is not restated for prior periods; instead, the corresponding assets and liabilities are presented separately as of the classification date. Furthermore, when meeting the criteria to be classified as a Discontinued Operation, the results of the discontinued operation must be presented separately from the continuous operations in the Income Statement, in a comparative manner for all periods presented, which implies restating previous periods.

•Due to the impairment of goodwill associated with Banistmo, for a total amount of COP 3.4 trillion, resulting from the sale agreement, a net loss of COP 1.8 trillion was recorded in 4Q25, representing a return on equity (ROE) of -17.71% for the quarter. Annual profit was COP 3.8 trillion, equivalent to an ROE of 9.09%. Excluding the impact of the sale agreement, profit decreased 25.23% compared to 3Q25 and increased 16.09% compared to 2024, which would have represented an ROE of 15.03% for the quarter and 17.21% for the year.

•The net interest margin for 4Q25 was 6.16%, remaining stable compared to 3Q25. Net interest income was COP 4.8 trillion, decreasing 2.35% compared to 3Q25 and increasing 3.13% compared to 4Q24.

•The gross loan portfolio of Grupo Cibest reached COP 256 trillion, representing a decrease of 8.44% compared to the previous quarter and 8.27% compared to 4Q24. This decrease is mainly due to the reclassification of Banistmo's loan portfolio to assets related to investments in subsidiaries held for sale. The 4.24% appreciation of the Colombian peso against the US dollar during the quarter also had a significant impact, reducing the portfolio balance. Deposits closed 4Q25 at COP 264 trillion, a decrease of 5.99% compared to 3Q25 and 5.25% compared to 4Q24. The quarterly decrease is mainly due to the reclassification of Banistmo´s deposits as liabilities related to investments in subsidiaries available for sale, followed by the appreciation of the Colombian peso against the US dollar.

•Total provision charges in 4Q25 amounted to COP 1.5 trillion, representing a 74.70% increase compared to 3Q25 and a quarterly annualized cost of risk of 2.12%. The higher level of provisions during the quarter is mainly due to specific clients in the corporate segment and an impairment charge associated with an adjustment in macroeconomic variables in Colombia based on expectations of an increase in the Central Bank's interest rate. This effect was partially offset by the decrease associated with Banistmo´s accounting reclassification. The 30-day past-due loan ratio stood at 3.57% and the 90-day ratio at 2.54%.

•Shareholders’ equity closed at COP 39.8 trillion as of December 31, 2025, representing a decrease of 6.19% compared to the previous quarter and 8.70% compared to 4Q24. This decrease is primarily due to the loss resulting from Banistmo´s sale agreement.

•In terms of digital strategy, a positive trend is observed. As of December 31, 2025, Bancolombia had 9.3 million active digital clients on the Mi Bancolombia app (measured over a 30-day period), as well as 27.4 million accounts on Nequi, of which 21.9 million were active.

•For the sole purpose of providing comparability for analyzing the entity's performance in 4Q25, this document presents Grupo Cibest's statement of financial position, statement of income, and key performance indicators as of 4Q25, compared to pro forma statements from prior quarters that exclude the accounting impacts resulting from Banistmo´s sale agreement.

February 23, 2026. Medellín, Colombia – Today, Grupo Cibest announced its financial results for the fourth quarter of 20251.

____________________________________________________
1. This report corresponds to the unaudited consolidated financial information of GRUPO CIBEST S.A. and its subsidiaries (“Grupo Cibest” “Cibest”), which it controls, among other things, by directly or indirectly owning more than 50% of the voting shares. This financial information has been prepared based on accounting records generated in accordance with International Financial Reporting Standards (IFRS) and is presented in nominal terms. The financial information for the quarter ended December 31 is not necessarily indicative of expected results for any other future period. For more information, please refer to the SEC website, where you can find company communications. www.sec.gov. PRECAUTIONARY NOTE REGARDING FORWARD-LOOKING DISCLOSURES: This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking disclosures made in this press release, in future filings, and in written or oral press releases involve risks and uncertainties. Consequently, factors such as changes in the general economic situation and business conditions, volatility in exchange rates and interest rates, the introduction of products that compete with those of the Cibest Business Group by other companies, lack of acceptance of new products or services by our target customers, changes in business strategy, and other factors may cause actual results to differ materially from those mentioned in such disclosures. CIBEST does not intend to, and assumes no obligation to, update these statements. Some figures included in this release have been subject to decimal rounding. Any reference to CIBEST or CIBEST BUSINESS GROUP should be understood as the Cibest Group together with its subsidiaries, unless otherwise specified. The comma (,) indicates the decimal separator and the period (.) indicates the thousands separator. Representative Market Rate: January 1, 2025, $3,757.08 = US$1

1

4Q25
GRUPO CIBEST: Summary of consolidated financial quarterly results
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED

	As of		Quarter			Change	Change As of
(COP million)	4Q24	4Q25	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24
ASSETS
Net Loans	263,274,170	243,100,035	263,274,170	265,602,434	243,100,035	(8.47)%	(7.66)%
Investments	37,570,270	34,317,259	37,570,270	39,704,715	34,317,259	(13.57)%	(8.66)%
Other assets	71,370,942	102,335,087	71,370,942	69,324,509	102,335,087	47.62%	43.38%
Total assets	372,215,382	379,752,380	372,215,382	374,631,658	379,752,380	1.37%	2.02%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	279,059,401	264,413,956	279,059,401	281,259,655	264,413,956	(5.99)%	(5.25)%
Other liabilities	48,571,706	74,342,790	48,571,706	49,781,992	74,342,790	49.34%	53.06%
Total liabilities	327,631,107	338,756,746	327,631,107	331,041,647	338,756,746	2.33%	3.40%
Non-controlling interest	1,041,807	1,241,001	1,041,807	1,212,154	1,241,001	2.38%	19.12%
Shareholders' equity	43,542,468	39,754,633	43,542,468	42,377,857	39,754,633	(6.19)%	(8.70)%
Total liabilities and shareholders' equity	372,215,382	379,752,380	372,215,382	374,631,658	379,752,380	1.37%	2.02%

Interest income	32,854,316	31,487,526	7,958,743	7,967,581	7,789,175	(2.24)%	(4.16)%
Interest expense	(13,687,660)	(12,061,226)	(3,262,318)	(3,007,606)	(2,945,699)	(2.06)%	(11.88)%
Net interest income	19,166,656	19,426,300	4,696,425	4,959,975	4,843,476	(2.35)%	1.35%
Net provisions	(4,995,601)	(4,429,918)	(807,169)	(833,126)	(1,455,453)	74.70%	(11.32)%
Fees and income from service, net	3,901,130	4,354,944	1,028,633	1,102,268	1,261,931	14.48%	11.63%
Other operating income	2,976,110	3,572,074	879,740	828,026	1,098,870	32.71%	20.02%
Total Dividends received and equity method	93,099	693,011	151,274	121,224	314,695	159.60%	644.38%
Total operating expenses	(12,651,146)	(13,857,106)	(3,504,043)	(3,374,870)	(3,788,011)	12.24%	9.53%
Profit from continuing operations before income tax	8,490,248	9,759,305	2,444,860	2,803,497	2,275,508	(18.83)%	14.95%
Income tax on continuing operations and taxes on prior periods of continuing operations	(2,379,852)	(2,810,966)	(759,566)	(835,894)	(687,351)	(17.77)%	18.12%
Net profit from continuing operations	6,110,396	6,948,339	1,685,294	1,967,603	1,588,157	(19.28)%	13.71%
Net profit from discontinued operations	255,185	(3,006,640)	14,037	188,723	(3,396,503)	(1899.73)%	(1278.22)%
Net income	6,365,581	3,941,699	1,699,331	2,156,326	(1,808,346)	(183.86)%	(38.08)%
Non-controlling interest	(97,837)	(121,065)	(36,027)	(12,223)	(44,088)	260.70%	23.74%
Net income attributable to equity holders of the Parent Company	6,267,744	3,820,634	1,663,304	2,144,103	(1,852,434)	(186.40)%	(39.04)%

2

4Q25

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND PRO FORMA CONSOLIDATED STATEMENT OF RESULTS (INCLUDING THE BANISTMO OPERATION)

	As of		Quarter			Change	Change As of
(COP million)	4Q24	Pro forma 4Q25	4Q24	3Q25	Pro forma 4Q25	4Q25 / 3Q25	4Q25 / 4Q24
ASSETS
Net loan portfolio	263,274,170	270,533,184	263,274,170	265,602,434	270,533,184	1.86%	2.76%
Investments	37,570,270	40,663,832	37,570,270	39,704,715	40,663,832	2.42%	8.23%
Other assets	71,370,942	73,460,702	71,370,942	69,324,509	73,460,702	5.97%	2.93%
Total assets	372,215,382	384,657,718	372,215,382	374,631,658	384,657,718	2.68%	3.34%

LIABILITIES AND EQUITY
Deposits	279,059,401	291,707,474	279,059,401	281,259,655	291,707,474	3.71%	4.53%
Other liabilities	48,571,706	48,616,498	48,571,706	49,781,992	48,616,498	(2.34)%	0.09%
Total liabilities	327,631,107	340,323,972	327,631,107	331,041,647	340,323,972	2.80%	3.87%
Minority interest	1,041,807	1,241,001	1,041,807	1,212,154	1,241,001	2.38%	19.12%
Equity	43,542,468	43,092,745	43,542,468	42,377,857	43,092,745	1.69%	(1.03)%
Total liabilities and equity	372,215,382	384,657,718	372,215,382	374,631,658	384,657,718	2.68%	3.34%

Interest income	35,544,221	34,034,198	8,648,234	8,616,642	8,384,165	(2.70)%	(4.25)%
Interest expense	(15,023,911)	(13,302,866)	(3,625,428)	(3,313,913)	(3,246,486)	(2.03)%	(11.46)%
Net interest income	20,520,310	20,731,332	5,022,806	5,302,729	5,137,679	(3.11)%	1.03%
Net provisions	(5,452,349)	(4,591,287)	(929,750)	(828,921)	(1,566,483)	88.98%	(15.79)%
Net income from fees and other services	4,177,064	4,612,397	1,083,856	1,168,340	1,334,410	14.21%	10.42%
Other operating income	3,041,985	3,596,979	909,259	834,893	1,094,794	31.13%	18.24%
Total income from equity participation	104,573	701,572	153,340	123,019	319,877	160.02%	570.89%
Total operating expenses	(13,633,666)	(14,767,045)	(3,796,239)	(3,600,984)	(3,983,090)	10.61%	8.31%
Profit before taxes	8,757,917	10,283,948	2,443,272	2,999,076	2,337,187	(22.07)%	17.42%
Income tax	(2,392,336)	(2,886,653)	(743,941)	(842,750)	(689,939)	(18.13)%	20.66%
Profit before non-controlling interest	6,365,581	7,397,295	1,699,331	2,156,326	1,647,248	(23.61)%	16.21%
Minority interest	(97,837)	(121,065)	(36,027)	(12,223)	(44,088)	260.70%	23.74%
Net profit	6,267,744	7,276,230	1,663,304	2,144,103	1,603,160	(25.23)%	16.09%

3

4Q25
PRINCIPAL RATIOS

	As of		Quarter
	4Q24	4Q25	4Q24	3Q25	4Q25
PROFITABILITY
Net interest margin (1)	6.39%	6.13%	5.99%	6.16%	6.16%
Return on average total assets (2)	1.79%	1.04%	1.82%	2.29%	(2.02)%
Return on average shareholders´ equity (3)	15.77%	9.09%	15.68%	20.37%	(17.71)%
EFFICIENCY
Operating expenses to net operating income	48.40%	49.41%	51.87%	48.13%	50.38%
Operating expenses to average total assets	3.62%	3.76%	3.84%	3.60%	4.12%
Operating expenses to productive assets	4.22%	4.37%	4.47%	4.19%	4.82%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS	6.46	3.99	1.57	2.18	(2.05)
Net income per share $COP	6,576	4,045	1,729	2,253	(1,926)
P/BV ADS (4)	0.77	1.45	0.77	1.16	1.45
P/BV Local (5) (6)	0.83	1.67	0.83	1.37	1.67
P/E (7)	5.56	16.30	5.24	6.28	(8.41)
ADR price	31.51	63.61	31.51	51.94	63.61
Common share price (8)	37,600	69,200	37,600	60,500	69,200
Total shares outstanding	961,827,000	953,214,664	961,827,000	954,574,806	953,214,664
USD exchange rate (quarter end)	4,409.15	3,757.08	4,409.15	3,923.55	3,757.08

PRINCIPAL RATIOS, PROFORMA INCLUDING THE BANISTMO OPERATION

	As of		Quarter
	4Q24	4Q25	4Q24	3Q25	4Q25
PROFITABILITY
Net interest margin (1)	6.85%	6.48%	6.41%	6.59%	6.35%
Return on average total assets (2)	1.79%	1.96%	1.82%	2.29%	1.70%
Return on average shareholders´ equity (3)	15.77%	17.21%	15.68%	20.37%	15.03%
EFFICIENCY
Operating expenses to net operating income	48.96%	49.82%	52.95%	48.47%	50.50%
Operating expenses to average total assets	3.90%	3.97%	4.16%	3.84%	4.22%
Operating expenses to productive assets	4.55%	4.62%	4.84%	4.47%	4.92%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS	5.91	8.05	1.57	2.27	1.77
Net income per share $COP	6,516	7,565	1,729	2,229	1,667
P/BV ADS (4)	0.77	1.33	0.77	1.16	1.33
P/BV Local (5) (6)	0.83	1.54	0.83	1.37	1.54
P/E (7)	5.56	8.56	5.24	6.28	9.71
ADR price	31.51	63.61	31.51	51.94	63.61
Common share price (8)	37,600	69,200	37,600	60,500	69,200
Total shares outstanding	961,827,000	953,214,664	961,827,000	954,574,806	953,214,664
USD exchange rate (quarter end)	4,409.15	3,757.08	4,409.15	3,923.55	3,757.08
(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

4

4Q25
1. CONSOLIDATED STATEMENT OF FINANCIAL POSITION GRUPO CIBEST
1.1. Loan Portfolio
The following table summarizes Grupo Cibest’s total loan portfolio:
LOAN PORTFOLIO

	Quarter			Change
(COP million)	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24	% of total loans
Commercial	180,485,025	178,930,878	168,109,393	(6.05)%	(6.86)%	65.58%
Consumer	55,875,072	56,215,444	52,765,204	(6.14)%	(5.57)%	20.58%
Mortgage	41,741,601	42,940,217	34,416,372	(19.85)%	(17.55)%	13.43%
Small Business	1,352,209	1,886,084	1,063,012	(43.64)%	(21.39)%	0.41%
Interests received in advance	(29,393)	(25,940)	(31,970)	23.25%	8.76%	(0.01)%
Total loan portfolio	279,453,908	279,972,623	256,353,981	(8.44)%	(8.27)%	100.00%
Allowance for loan losses	(16,179,738)	(14,370,189)	(13,253,946)	(7.77)%	(18.08)%
Total loans, net	263,274,170	265,602,434	243,100,035	(8.47)%	(7.66)%
LOAN PORTFOLIO, PROFORMA INCLUDING THE BANISTMO OPERATION

	Quarter			Change
(COP million)	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24	% of total loans
Commercial	180,485,025	178,930,878	181,808,069	1.61%	0.73%	63.75%
Consumer	55,875,072	56,215,444	57,734,019	2.70%	3.33%	20.24%
Mortgage	41,741,601	42,940,217	43,791,807	1.98%	4.91%	15.35%
Small Business	1,352,209	1,886,084	1,873,503	(0.67)%	38.55%	0.66%
Interests received in advance	(29,393)	(25,940)	(31,970)	23.25%	8.76%	(0.01)%
Total loan portfolio	279,453,908	279,972,623	285,207,398	1.87%	2.06%	100.00%
Allowance for loan losses	(16,179,738)	(14,370,189)	(14,674,215)	2.12%	(9.30)%
Total loans, net	263,274,170	265,602,434	270,533,183	1.86%	2.76%
In 4Q25, the gross loan portfolio balance was COP 256,354 billion, representing a decrease of 8.44% quarter-on-quarter and 8.27% year-on-year. These variations are mainly explained by the reclassification of Banistmo's portfolio to assets related to investments in subsidiaries held for sale. Excluding this effect, this decline is offset by the positive performance of the loan portfolio, reflecting growth of 1.86% and 2.76%, respectively.

On a standalone basis, Bancolombia S.A. grew by 3.96% in its gross loan portfolio; Banco Agrícola by 4.35% (measured in USD); while Banco Agromercantil registered a 1.96% decrease in its portfolio (measured in USD).

When breaking down the portfolio by loan category, and excluding the effect of Banistmo's reclassification, the consumer loan portfolio maintained positive momentum, with an increase of 2.70% compared to 3Q25 and 3.33% compared to 4Q24. This growth is mainly explained by the performance of Bancolombia S.A. During the quarter, this performance was driven especially by credit cards, associated with higher value of transactions, as well as personal loans, payroll loans, and Nequi, the latter continuing the positive growth trend of the second half of the year.

Likewise, the mortgage portfolio maintained a positive trajectory, with growth of 1.98% compared to the previous quarter and 4.91% compared to 4Q24. This performance continues to be driven by Bancolombia S.A., where the implemented commercial strategies sustain

5

4Q25
portfolio expansion and explain most of the observed increase. In contrast, the dynamics in Central America remained contractionary during the quarter.

Meanwhile, the commercial loan portfolio registered an increase of 1.61% in the quarter and 0.73% compared to 2024, mainly due to the performance of Bancolombia S.A., where greater dynamism was observed in the corporate segment. Growth at Banco Agricola was supported by the strong performance of the corporate segment.

For more details on portfolio coverage and quality, see section 2.5. Asset Quality and Provision Charges.

The following table shows the composition of Grupo Cibest's portfolio by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3757.08 COP)	4Q25	4Q25 / 3Q25	4Q25	4Q25 / 3Q25	4Q25	4Q25 / 3Q25	4Q25	4Q25 / 3Q25
Commercial loans	130,917,694	3.44%	37,191,699	(29.01)%	9,899,746	(25.86)%	168,109,393	(6.04)%
Consumer loans	40,525,342	5.20%	12,239,862	(30.83)%	3,257,812	(27.76)%	52,765,204	(6.14)%
Mortgage loans	29,947,812	5.60%	4,468,560	(69.35)%	1,189,370	(68.00)%	34,416,372	(19.85)%
Small business loans	1,042,395	6.09%	20,616	(97.72)%	5,487	(97.62)%	1,063,012	(43.64)%
Gross loans	202,433,243	(47.94)%	53,920,737	(68.49)%	14,351,767	(67.10)%	256,353,981	(54.22)%
PROFORMA INCLUDING THE BANISTMO OPERATION

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3757.08 COP)	4Q25	4Q25 / 3Q25	4Q25	4Q25 / 3Q25	4Q25	4Q25 / 3Q25	4Q25	4Q25 / 3Q25
Commercial loans	130,917,694	3.44%	50,890,375	(2.86)%	13,545,193	1.44%	181,808,069	1.59%
Consumer loans	40,525,342	5.20%	17,208,677	(2.74)%	4,580,333	1.57%	57,734,019	2.70%
Mortgage loans	29,947,812	5.60%	13,843,995	(5.06)%	3,684,775	(0.85)%	43,791,807	1.98%
Small business loans	1,042,395	6.09%	831,108	(8.02)%	221,211	(3.94)%	1,873,503	(0.67)%
Gross loans	202,433,243	(47.94)%	82,774,155	(51.63)%	22,031,513	(49.49)%	285,207,398	(49.07)%
Loan portfolio breakdown by currency and region

6

4Q25

1.2. Funding

At the close of 4Q25, customer deposits totaled COP 264,414 billion, representing 78.05% of total liabilities.

This balance decreased 5.99% compared to 3Q25 and 5.25% compared to 4Q24, due to the reclassification of Banistmo´s deposits to liabilities related to investments in subsidiaries held for sale.

Excluding this effect, deposits grew 3.71% in the quarter and 4.53% year-on-year. The quarterly increase was primarily driven by higher levels of personal savings accounts, influenced by the seasonality of the fourth quarter, while time deposits declined, particularly treasury deposits, in line with the funding strategy.

Compared to 4Q24, also excluding the accounting reclassification, there was an increase in the balance of savings accounts, checking accounts, and time deposits, with strong performance at Bancolombia, Bam, and Banco Agricola. However, when converting balances from dollars to Colombian pesos, a decline in time deposits and checking accounts was observed due to the 14.79% appreciation of the Colombian peso.

Also excluding the effect of the reclassification, sight deposits remain the primary source of funding, accounting for 55.7%. Within this category, savings accounts reached 44.2%, while checking accounts and time deposits decreased to 11.5% and 34.4%, respectively. Loans from financial institutions and long-term debt also saw a reduction in their share, in line with maturities during the quarter. Overall, the change in the funding mix reflects the seasonal increase in sight deposits typically observed in the last quarter of the year.

FUNDING MIX

(COP Million)	Quarter			Change
	4Q24	3Q25	4Q25	4Q25/ 3Q25	4Q25/ 4Q24
Checking accounts	38,033,696	36,136,097	32,125,941	(11.10)%	(15.53)%
Savings accounts	124,636,994	129,225,050	133,128,722	3.02%	6.81%
Time deposits	109,760,722	110,059,531	91,673,167	(16.71)%	(16.48)%
Other deposits	7,688,461	9,013,568	8,162,172	(9.45)%	6.16%
Long term debt	11,275,216	11,441,859	7,409,692	(35.24)%	(34.28)%
Loans with banks	16,406,025	12,535,768	9,386,527	(25.12)%	(42.79)%
Total Funds	307,801,114	308,411,873	281,886,222	(8.60)%	(8.42)%

FUNDING MIX, PROFORMA INCLUDING THE BANISTMO OPERATION

	Quarter			Change
(COP Million)	4Q24	3Q25	4Q25	4Q25/ 3Q25	4Q25/ 4Q24
Checking accounts	38,033,696	36,136,097	36,232,816	0.27%	(4.73)%
Savings accounts	124,636,994	129,225,050	139,354,572	7.84%	11.81%
Time deposits	109,760,722	110,059,531	108,548,511	(1.37)%	(1.10)%
Other deposits	7,688,461	9,013,568	8,578,380	(4.83)%	11.57%
Long term debt	11,275,216	11,441,859	10,839,423	(5.27)%	(3.87)%
Loans with banks	16,406,025	12,535,768	11,721,462	(6.50)%	(28.55)%
Total Funds	307,801,114	308,411,873	315,275,164	2.23%	2.43%

1.3. Shareholders’ Equity

Shareholders’ equity attributable at the end of 4Q25 was COP 39,755 billion, decreasing 6.19% compared to 3Q25 and 8.70% compared to 4Q24. The decrease in the quarter is explained by the loss recorded.

7

4Q25
Reserves showed a decrease of 0.27% in the quarter, mainly attributed to the execution of the share buyback program approved by the extraordinary shareholders' meeting on June 9, 2025, for a total amount of COP 1.35 trillion, the implementation of which began on July 17, 2025. As of December 31, 2025, 31.9% of the approved amount had been executed, equivalent to 8,612,336 shares repurchased, of which 53.4% correspond to preferred shares, 39.6% to ADRs, and 7.0% to common shares.
2.INCOME STATEMENT GRUPO CIBEST

The net result for the quarter registered a loss of COP 1,852 billion, equivalent to COP -1,926 per share (USD -$2.05 per ADR). The quarterly loss is explained by the impairment of goodwill associated with Banistmo, for an amount of COP 3.4 trillion, arising from the sale agreement.

Excluding this effect, the quarterly profit would have been COP 1,603 billion, lower than that recorded in 3Q25, mainly due to higher provision expenses related to specific corporate clients and updates to macroeconomic models.

In annual terms, profit was COP 3,821 billion. Excluding the effect of the Banistmo sale, the result would have been COP 7,276 billion, 16.09% higher than that recorded in 2024, driven by lower provision expenses associated with better portfolio performance, especially in the retail segment.

Grupo Cibest´s quarterly annualized return on equity (ROE) was -17.71% in 4Q25 and 9.09% over the last twelve months. Excluding the effect of the sale agreement, ROE would have been 15.03% in the quarter and 17.21% in 2025.
2.1.Net Interest Income & Net Interest Income

Net interest income totaled COP 4,843 billion in 4Q25, representing a 2.35% decrease compared to 3Q25 and a 3.13% increase compared to 4Q24. The decrease compared to the previous quarter is mainly due to a greater reduction in interest income compared to the decrease in interest expenses.

The decrease in interest income occurred primarily in interest income from debt instruments and valuation of financial instruments, which totaled COP 401 billion, a 39.15% drop compared to the previous quarter. This was mainly due to lower income from the valuation of debt securities because of expectations of an interest rate increase by the Central Bank of Colombia at the end of the quarter.

On the other hand, loan portfolio interest income increased during the quarter, mainly due to increased income from the consumer and mortgage loan portfolio, especially at Bancolombia S.A, associated with a higher average balance during the period. In contrast, interest income from the commercial loan portfolio showed a slight decrease of 0.35%.

Interest expenses decreased by 2.06% compared to the previous quarter and by 9.71% compared to 4Q24. This quarterly variation is mainly explained by the reduction in deposit rates for savings accounts and time deposits at Bancolombia S.A.

The annualized weighted average cost of deposits stood at 3.82% in 4Q25, representing a 10 basis point increase compared to 3Q25. As this metric is calculated as interest expense over the average interest-bearing liabilities of Grupo Cibest over the last four months, the reclassification of Banistmo’s operations, with a higher participation of time deposits, had a greater impact on the denominator relative to the numerator and, as a result, increased the total cost of liabilities.

The loan portfolio NIM stood at 6.98% during the quarter, increasing by 37 bps compared to 3Q25 and by 54 bps versus 4Q24. This result was mainly driven by the reclassification of Banistmo’s loan portfolio, whose impact on the average loan balance was greater than the effect observed on loan income, leading to margin expansion. Meanwhile, investment NIM stood at 1.13%, representing a decrease of 231 bps compared to 3Q25. Finally, consolidated NIM reached 6.16%, remaining stable versus 3Q25 and increasing by 17 bps compared to 4Q24.

8

4Q25

Portfolio yield by category	As of		Quarter
	4Q24	4Q25	4Q24	3Q25	4Q25
Commercial Portfolio	11.64%	10.47%	10.48%	10.31%	10.47%
Consumer Portfolio	14.41%	13.58%	13.96%	13.46%	13.95%
Mortgages Portfolio	6.83%	7.09%	6.73%	7.02%	7.57%
Small Business Portfolio	10.78%	13.69%	10.68%	13.43%	15.49%
Total Portfolio	11.51%	10.60%	10.63%	10.45%	10.77%

Quarterly Annualized Net Interest Margin
Lending Net Interest Margin	6.90%	6.72%	6.44%	6.61%	6.98%
Investment Net Interest Margin	2.98%	2.41%	3.19%	3.44%	1.13%
Net interest margin (1)	6.39%	6.13%	5.99%	6.16%	6.16%
(1) Net interest margin and valuation income on financial instruments.

	As of		Quarter
Average weighted funding cost	4Q24	4Q25	4Q24	3Q25	4Q25
Checking accounts	0.29%	0.32%	0.30%	0.35%	0.34%
Saving accounts	2.61%	2.26%	2.43%	2.27%	2.21%
Time deposits	7.74%	6.73%	7.06%	6.47%	6.92%
Total deposits	4.38%	3.73%	4.02%	3.68%	3.71%
Others	5.24%	4.39%	5.03%	4.04%	4.62%
Total cost of liabilities	4.50%	3.81%	4.16%	3.72%	3.82%

PROFORMA INCLUDING THE BANISTMO OPERATION

Portfolio yield by category	As of		Quarter
	4Q24	4Q25	4Q24	3Q25	4Q25
Commercial Portfolio	12.22%	10.91%	11.06%	10.79%	10.76%
Consumer Portfolio	15.52%	14.48%	15.09%	14.45%	14.53%
Mortgages Portfolio	8.46%	8.40%	8.35%	8.49%	8.41%
Small Business Portfolio	18.79%	18.80%	18.38%	18.71%	18.46%
Total Portfolio	12.38%	11.28%	11.50%	11.21%	11.21%

Quarterly Annualized Net Interest Margin
Lending Net Interest Margin	7.33%	7.04%	6.85%	6.98%	7.15%
Investment Net Interest Margin	3.61%	3.00%	3.63%	4.21%	1.55%
Net interest margin (1)	6.85%	6.48%	6.41%	6.59%	6.35%
(1) Net interest margin and valuation income on financial instruments.
2.2.        Fees and Income from Services

Net fee and service income in 4Q25 was COP 1,262 billion, representing an increase of 14.48% compared to 3Q25 and 22.68% compared to 4Q24.

Fee income grew by 10.98% quarter-on-quarter, primarily driven by higher transaction volumes in debit and credit cards, as well as by the performance of bancassurance, which was linked to increased fee income from insurance premium collection services. Additionally, fees from brokerage, payment and collection services, and fiduciary activities also grew.

Fee expenses increased during the quarter, primarily driven by banking services, as a result of higher payments to franchisees associated with increased transaction volume. However, fee expenses related to sales, collections, and other services, as well as banking

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4Q25
correspondents, posted lower growth, reflecting operational efficiencies resulting from adjustments implemented in this channel's operating model.
*Figures in billions

2.3.        Other operating income

Total other operating income reached COP 1,098 billion in 4Q25, representing a 32.71% increase compared to 3Q25 and a 24.91% increase compared to 4Q24. This performance is mainly explained by the net positive effect of foreign exchange derivatives.

Meanwhile, operating lease income totaled COP 443 billion in 4Q25, registering a 4.54% increase compared to the previous quarter, although a 7.18% decrease compared to the same period of the previous year. This latter decrease is mainly due to lower activity in vehicle leasing operations through Renting Colombia.
2.4. Dividends received, and share of profits of equity method investees

Total dividends received, and share of profits via equity method closed at COP 315 billion in 4Q25, representing a 159.60% increase compared to 3Q25 and a 108.03% increase compared to 4Q24. Both increases are primarily due to the partial recovery of the impairment charge on the investment in Tuya S.A., amounting to COP 117.8 billion.

Additionally, this quarter recorded higher dividend income associated with the performance of P.A. Viva Malls, as well as an increase in income from the equity method, mainly driven by Tuya S.A.
2.5.         Asset Quality and Provision Charges

At the close of 4Q25, the principal balance for past due loans for more than 30 days totaled COP 8.888 billion, equivalent to 3.57% of the total gross loan portfolio, while 90-day past-due totaled reached COP 6.313 billion, representing 2.54%. The decrease in both indicators is due to the reclassification of Banistmo's current and past-due loan portfolios and the improved performance of the portfolio in the personal and SME segments, primarily in Colombia.

Coverage, measured as the ratio between loan loss provisions (capital) and past due loans (over 30 days), stood at 134.41% at the close of 4Q25, higher than the 109.93% recorded in 3Q25. Loan deterioration (new past due loans, including write-offs) was COP 674 billion, lower than in 3Q25, primarily due to fewer loan originations in the personal and SME segments.

Provision charges (after recoveries) totaled COP 1,455 billion in the quarter, representing a 74.70% increase compared to the previous quarter. This increase was mainly driven by specific provisions in the corporate segment, as well as higher provisioning at Bancolombia associated with updated macroeconomic projections, amid expectations of rising interest rates.

Provisions as a percentage of average gross loans, quarterly annualized, were 2.12% in 4Q25 and 1.59% over the last 12 months, representing an increase of 93 basis points compared to the previous quarter and 95 basis points compared to 4Q24. Loan loss provisions

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4Q25
totaled COP 11.947 billion, which, while decreasing compared to the previous quarter, represents adequate coverage equivalent to 4.80% of the gross loan portfolio.

The increase in Stage 3 was due to the transfer of a specific corporate client from Stage 2. Stage 1 increased slightly due to the establishment of provisions related to the macroeconomic outlook in Colombia.

The following tables present the basic measures related to asset quality:

ASSET QUALITY

	Periods completed
(COP millions)	4Q24	3Q25	4Q25
Total 30-day past due loans	13,002,448	11,791,980	8,888,196
Allowance for loan losses (1)	14,614,084	12,962,969	11,946,880
Past due loans to total loans	4.78%	0.04%	3.57%
Allowances to past due loans	112.39%	1.10%	134.41%
Allowance for loan losses as a percentage of total loans	5.37%	0.05%	4.80%
___________________
(1)Allowances for the principal of loans.

ASSET QUALITY,PROFORMA INCLUDING THE BANISTMO OPERATION

	Periods completed
(COP millions)	4Q24	3Q25	4Q25
Total 30‑day past due loans	13,002,448	12,401,167	11,422,306
Allowance for loan losses (1)	14,614,084	13,358,386	13,284,096
Past due loans to total loans	4.78%	4.54%	4.12%
Allowances to past due loans	112.39%	107.72%	116.30%
Allowance for loan losses as a percentage of total loans	5.37%	4.89%	4.79%

(1)This corresponds to the capital provision of the loan portfolio

PDL PER CATEGORY

	% Of loan Portfolio	30 days
		4Q24	3Q25	4Q25
Commercial loans	65.59%	3.45%	3.46%	2.73%
Consumer loans	20.58%	7.27%	5.31%	5.12%
Mortgage loans	13.43%	7.03%	6.36%	5.10%
Small Business loans	0.41%	7.29%	7.97%	7.28%
PDL TOTAL		4.78%	4.32%	3.57%

	% Of loan Portfolio	90 days
		4Q24	3Q25	4Q25
Commercial loans	65.59%	3.03%	3.05%	2.36%
Consumer loans	20.58%	4.24%	3.10%	2.90%
Mortgage loans*	13.43%	3.59%	3.10%	2.80%
Small Business loans	0.41%	4.74%	4.47%	3.94%
PDL TOTAL		3.37%	3.08%	2.54%
________________________
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

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4Q25

LOANS BY STAGES

	3Q25			4Q25			4Q25 / 3Q25
	Loans	Allowances	% Coverage	Loans	Allowances	% Coverage	Loans	Allowances
Stage 1	247,768,050	1,845,317	0.74%	230,529,201	2,009,090	0.87%	(6.96)%	8.88%
Stage 2	17,335,637	2,921,204	16.85%	13,291,069	2,277,512	17.14%	(23.33)%	(22.04)%
Stage 3	14,868,936	9,603,668	64.59%	12,533,711	8,967,344	71.55%	(15.71)%	(6.63)%
Total	279,972,623	14,370,189	5.13%	256,353,981	13,253,946	5.17%	(8.44)%	(7.77)%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

LOANS BY STAGES,PROFORMA INCLUDING THE BANISTMO OPERATION

	3Q25			4Q25			4Q25 / 3Q25
	Loans	Allowances	% Coverage	Loans	Allowances	% Coverage	Loans	Allowances
Stage 1	247,768,050	1,845,317	0.74%	253,738,971	2,146,288	0.85%	2.41%	16.31%
Stage 2	17,335,637	2,921,204	16.85%	16,107,703	2,509,842	15.58%	(7.08)%	(14.08)%
Stage 3	14,868,936	9,603,668	64.59%	15,360,725	10,018,085	65.22%	3.31%	4.32%
Total	279,972,623	14,370,189	5.13%	285,207,399	14,674,215	5.15%	1.87%	2.12%

2.6.        Operating Expenses

During 4Q25, operating expenses totaled COP 3,788 billion, representing an increase of 12.24% compared to 3Q25 and 8.10% compared to 4Q24. The efficiency ratio closed at 50.38% in the quarter and 49.41% over the last 12 months.

Personnel expenses (salaries, employee benefits and bonuses) totaled COP 1,459 billion in the quarter, representing a 1.62% increase compared to 3Q25. This variation is mainly explained by the increase in bonuses at Bancolombia S.A. Compared to 4Q24, there was a 1.73% increase, mainly due to the 2025 salary adjustment, partially offset by lower bonuses associated with the seasonality of the provision, which was more stable in 2025, unlike in 2024, when the highest expense was recorded in the last quarter.

Meanwhile, general expenses totaled COP 2,329 billion in the quarter, representing a 12.52% increase compared to the previous quarter and a 20.11% increase compared to 4Q24. On a quarterly basis, the increase is mainly due to higher expenses related to technology fees, marketing and advertising, and operational risk. The growth compared to 4Q24 is largely attributable to higher expenses in technology, taxes, and operational risk.

As of December 31, 2025, Grupo Cibest had 33,951 employees, 835 branches, 6,145 ATMs, 35,519 banking agents and more than 32 million customers.

*Figures in billions

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4Q25
2.7.        Taxes

Grupo Cibest income tax expense was COP 687 billion, resulting in an effective rate of 30% explained by tax benefits in Colombia associated with exempt income from the mortgage loan portfolio for social housing, investments in productive fixed assets, and investments in non-conventional renewable energy, as well as tax benefits in Guatemala, El Salvador, and Panama related to exempt income from returns on securities issued by those governments. During the quarter, an additional deferred tax expense of COP 153.2 billion was recognized, driven by the increase in the surcharge associated with the economic emergency declared in December 2025 by the Colombian national government.

3.BREAK DOWN OF PRINCIPAL OPERATIONS
The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The Colombian economy is showing signs of stabilization, with GDP growth nearing 2.9% in 2025 and a projected 3.2% for 2026. Inflation has stagnated, and while it reached 5.1% in December, the risks looming on the horizon related to the implications of the 23.7% increase in the minimum wage point to an acceleration in this indicator this year. In this context, the Central Bank maintained its interest rate at 9.25% from April 2025; however, at the beginning of 2026, it adopted a more contractionary stance and raised the rate to 10.25%, given the rebound in inflation and the unanchoring of expectations, with the aim of strengthening convergence toward the 3% target. This also reflects persistent fiscal challenges, with a projected deficit of 7.0% of GDP and public debt exceeding 63% in 2026. In the short term, debt management operations by the Public Credit Authority marginally reduced the debt balance and moderated interest payments, but have introduced a greater level of uncertainty into the public debt market. Furthermore, international volatility, marked by ongoing conflicts and tariff measures, could affect inflation and local monetary policy.

In this context, Bancolombia S.A.'s loan portfolio grew 3.96% in 4Q25 compared to the previous quarter. This growth was primarily driven by the commercial loan portfolio, due to the dynamism of the corporate segment. The consumer loan portfolio maintained positive performance, especially in credit cards, supported by higher billing levels, as well as in personal loans and Nequi, whose growth was due to operational improvements and an expanded customer base. The mortgage loan portfolio continued the positive growth trend observed over the previous two years, driven by the interest rate cuts in July 2024.

Regarding deposits, the total balance increased by 6.54% during the quarter, primarily driven by the expansion of savings accounts, which registered significant growth in higher-income individuals, SME, Personal, Self-Employed, Financial Institutions, and Corporate segments. Checking accounts also showed positive growth, particularly in October and December, with significant contributions from

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4Q25
the SME and Corporate segments. In contrast, time deposits contracted during the quarter, attributable to slower treasury operations and lower demand for time deposits.

Bancolombia S.A.'s net income in 4Q25 reached COP 1,308 billion, representing a 22.70% decrease compared to 3Q25. Net interest income declined, primarily due to a lower contribution from the treasury portfolio, impacted by devaluations in the TES yield curve during the quarter. This trend was partially offset by lower interest expenses resulting from a reduction in time deposit levels. The net interest margin (NIM) stood at 7.04% for 4Q25, compared to 7.29% in 3Q25.

Provision expenses increased during the quarter, associated with higher spending on specific corporate clients and larger provisions resulting from updated macroeconomic projections and adjustments implemented in credit risk models. The cost of risk stood at 2.26%, an increase compared to 3Q25 and 4Q24.

Net fees registered a quarterly increase, driven by higher income from insurance commissions and increased card transaction volume. Operating expenses, meanwhile, grew during the quarter, associated with higher expenses in operational risk management and a larger provision for bonuses.

During the quarter, an additional deferred tax expense of COP 153.2 billion was recognized, driven by the increase in the surcharge associated with the economic emergency declared in December 2025 by the Colombian national government.

Finally, the quarterly annualized ROE was 19.5% for the quarter.

The core solvency ratio stood at 12.22%, and the total solvency ratio at 14.40%. The increase compared to the previous quarter is mainly explained by higher retained earnings during the period.

In annual terms, Bancolombia's loan portfolio grew by 8.91%. This performance was driven by greater dynamism in the commercial loan portfolio, primarily due to the strong performance of the corporate segment. Meanwhile, the consumer loan portfolio showed a clear transition from a contraction phase in 2024 to growth that gradually accelerated throughout 2025. led by Personal Loans and Credit Cards, supported by Nequi and Payroll Deduction Loans, in line with implemented business strategies and increased transaction activity. Finally, the mortgage portfolio maintained solid and more stable growth, consolidating its position as the fastest-growing segment in percentage terms during the year. As for deposits, these registered annual growth of 11.45%, driven mainly by the increased activity in savings accounts, as well as by the rise in time deposits, reflecting a favorable restructuring of funding within a context of business strategies focused on attracting deposits and a greater customer preference for savings instruments.

Net income for fiscal year 2025 closed at 6.124 billion, representing a 4.90% decrease compared to 2024. This result is primarily due to slower operating income growth, stemming from a lower net interest margin in response to reduced interest rates, as well as lower income from equity method, associated with the restructuring towards Grupo Cibest. These effects were partially offset by improved performance in provisions. However, operating expenses were higher, mainly due to increased bonuses and technology expenditures.

Despite the slight decrease in net income, return on equity (ROE) increased to 18.85%, compared to 16.20% the previous year, as a result of the reduction in equity associated with the change in corporate structure. The net interest margin decreased to 7.25%, from 7.74% in 2024, while the cost of risk fell to 1.72%, compared to 2.26% the previous year.

The following presents the statement of financial position, income statement, and key performance indicators of Bancolombia S.A. as of 4Q25, compared to pro forma statements from previous quarters that assume the completion of the corporate transformation towards Grupo Cibest in those respective quarters, with the sole purpose of providing comparability for the analysis of the entity's performance in 4Q25.

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4Q25

STATEMENT OF FINANCIAL POSITION	Pro forma Quarter		Real
	4Q24	1Q25	2Q25	3Q25	4Q25
ASSETS
Cash and cash equivalents	17,354,652	13,344,089	17,598,994	16,598,154	19,254,247
Loan portfolio and leasing operations, net	179,696,275	184,621,327	187,416,836	190,041,944	197,618,844
Equity investments	8,521,597	8,014,928	8,170,951	8,411,502	8,659,796
Other assets	37,613,212	35,181,344	42,468,625	40,475,204	41,896,703
TOTAL ASSETS	243,185,736	241,161,688	255,655,406	255,526,804	267,429,590
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Customer deposits	185,801,073	185,175,224	194,416,941	194,364,604	207,080,500
Financial obligations	8,887,289	7,451,133	7,888,588	7,775,889	7,662,842
Other liabilities	22,671,740	24,942,501	28,801,358	27,218,498	25,267,340
TOTAL LIABILITIES	217,360,102	217,568,858	231,106,888	229,358,991	240,010,681
TOTAL SHAREHOLDERS' EQUITY	25,825,634	23,592,830	24,548,518	26,167,812	27,418,909
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	243,185,736	241,161,688	255,655,406	255,526,804	267,429,590

INCOME STATEMENT	Pro forma Quarter		Real
	4Q24	1Q25	2Q25	3Q25	4Q25
Interest income and valuation allowance	6,608,529	6,472,948	6,636,440	6,656,654	6,530,306
Interest expense	(2,774,081)	(2,538,966)	(2,588,146)	(2,567,689)	(2,496,340)
Provisions and impairment, net	(624,999)	(877,789)	(813,409)	(581,785)	(1,155,992)
Fee and commission income, net	729,600	675,891	710,931	760,673	847,767
Other operating income, net	468,745	515,413	421,078	429,599	621,670
Equity method	432,987	298,108	104,919	282,915	373,618
Operating expenses	(2,557,211)	(2,413,974)	(2,615,714)	(2,581,169)	(2,853,375)
Earnings before income tax	2,283,570	2,131,631	1,856,099	2,399,198	1,867,654
Income tax	(680,196)	(587,371)	(499,844)	(707,424)	(559,901)
Net income	1,603,374	1,544,260	1,356,255	1,691,773	1,307,753

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4Q25
Principal ratios Bancolombia S.A.

	As of (Pro forma)		Pro forma	Real
PRINCIPAL RATIOS BANCOLOMBIA S.A.	4Q24	4Q25	4Q24	3Q25	4Q25
PROFITABILITY
Net Interest Margin	7.67%	7.25%	7.26%	7.29%	7.04%
Lending NIM	8.24%	7.85%	7.71%	7.70%	7.94%
Investment NIM,Debt Securities and Derivatives	3.36%	2.78%	4.13%	4.45%	0.48%
ROA	2.53%	2.42%	2.69%	2.65%	2.00%
ROE	25.28%	23.87%	26.04%	26.63%	19.50%

EFFICIENCY
Financial Efficiency	43.37%	46.74%	46.16%	46.41%	48.52%
Operational Efficiency	4.00%	4.13%	3.98%	3.97%	4.04%

ASSET QUALITY
30 Day PDL	4.85%	3.89%	4.85%	4.12%	3.89%
30 Day PDL Coverage	124.27%	133.61%	124.27%	125.95%	133.61%
90 Day PDL	3.52%	2.83%	3.52%	2.99%	2.83%
90 Day PDL Coverage	171.21%	183.14%	171.21%	173.18%	183.14%
Cost of Risk	2.25%	1.72%	1.39%	1.16%	2.26%

SOLVENCY RATIO (COP millions)	Pro forma Quarter	Real Quarter
	4Q24	3Q25	4Q25
Technical Equity	29,134,487	28,245,095	29,431,196
Basic Solvency	11.95%	11.77%	12.22%
Total Solvency	14.75%	14.14%	14.40%
Risk-weighted assets	156,079,050	161,241,484	164,846,644
Total Market Risk	16,478,209	11,760,679	11,646,174
Total Operational Risk	25,005,882	26,791,401	27,829,268

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4Q25
BANAGRICOLA- EL SALVADOR

The country's recent economic outlook has been marked by a slight acceleration, with growth projected to reach approximately 2.8% by 2025, despite disruptions to international trade and a weakening textile sector. Indeed, international demand for this sector has been affected by increasing competition from Asian countries in the maquila industry. Meanwhile, inflation has shown a downward bias due to fuel price trends, although it could rebound temporarily should global disruptions affect global crude oil prices. Private consumption has benefited from strong US growth and remittance flows, despite immigration policy. In contrast, fiscal space has been limited by spending rigidities, but fiscal improvement is expected in the short term, in line with commitments to the IMF, and inflation is projected to be around 1.3% in the medium term.

In this context, Banco Agrícola's loan portfolio closed the quarter with 4.35% growth (measured in USD), driven by the commercial loan portfolio, primarily in the corporate segment. The consumer loan portfolio grew to a lesser extent, especially in personal loans and credit cards. On the deposit side, savings accounts saw an increase, with contributions from individual and corporate clients, as well as greater use of digital channels, which accounted for a significant portion of the growth in deposits. Time deposits also increased, with contributions from individual and corporate clients. Checking accounts showed a decrease due to lower balances in the institutional and government segments.

Banco Agricola's net income for 4Q25 was COP 154.6 billion, equivalent to a 7.12% increase compared to 3Q25. Net interest income grew compared to the previous quarter, mainly due to higher income from treasury operations under favorable conditions in the local market. Regarding interest expenses, an increase was observed, associated with higher costs for savings and time deposits, consistent with the increase in deposit volumes. The net interest margin for 4Q25 was 7.96%.

Net provisions for the period decreased, explained by improved credit performance from retail customers. Consequently, the cost of risk was 1.83% in the quarter, down from 3Q25.

Net fees increased due to higher income from transactional products, especially credit cards.

Operating expenses also increased, explained by higher overhead costs associated with technology services and accounting adjustments.

Finally, the quarterly annualized ROE was 23.62%.

The total solvency ratio was 13.57%. The increase compared to the previous quarter is mainly due to higher retained earnings during the period.

On an annual basis, Banco Agricola's loan portfolio grew by 11.3% (measured in USD), primarily driven by the dynamism of the commercial loan portfolio, followed by growth in the consumer loan portfolio, which reached new segments and generated an expansion of the net interest margin. Deposits grew by 18% (measured in USD) compared to the previous year, primarily driven by savings accounts, with significant growth among personal and some corporate clients. This performance was followed by time deposits, with contributions from both individual and corporate clients. Digital channels continued to gain traction and accounted for a significant portion of the growth in deposits. In contrast, checking accounts decreased, mainly due to reductions in the institutional and government segments.

Net income for fiscal year 2025 reached 591.2 billion, representing a 21.56% increase compared to 2024. This result was mainly driven by an increase in net interest income, supported by higher loan portfolio yields and a reduction in interest expense associated with the lower SOFR rate. Additionally, fees maintained consistent growth, mainly due to higher income from transactional products.

As a result, ROE increased to 21.68%, compared to 20.63% the previous year; the net interest margin expanded to 7.56% from 6.95% in 2024; and the cost of credit increased to 1.85%, compared to 1.38% the previous year.

17

4Q25
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

	As of		Quarter			Change
(COP million)	4Q24	4Q25	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24
ASSETS
Gross loans	18,712,218	17,740,830	18,712,218	17,754,103	17,740,830	(0.07)%	(5.19)%
Allowances for loans	(598,709)	(557,515)	(598,709)	(568,030)	(557,515)	(1.85)%	(6.88)%
Investments	4,015,694	4,079,879	4,015,694	4,731,581	4,079,879	(13.77)%	1.60%
Other assets	4,511,185	4,619,529	4,511,185	5,202,237	4,619,529	(11.20)%	2.40%
Total assets	26,640,410	25,882,723	26,640,410	27,119,891	25,882,723	(4.56)%	(2.84)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	21,185,538	21,299,460	21,185,538	22,027,891	21,299,460	(3.31)%	0.54%
Other liabilities	2,673,476	2,118,623	2,673,476	2,203,092	2,118,623	(3.83)%	(20.75)%
Total liabilities	23,859,014	23,418,083	23,859,014	24,230,983	23,418,083	(3.35)%	(1.85)%
Non-controlling interest	41,923	50,632	41,923	49,787	50,632	1.70%	20.77%
Stockholders’ equity attributable to the owners of the parent company	2,744,973	2,414,009	2,744,973	2,839,120	2,414,009	(14.97)%	(12.06)%
Total liabilities and shareholders’ equity	26,645,910	25,882,723	26,645,910	27,119,891	25,882,723	(4.56)%	(2.86)%

Interest income	1,852,097	2,096,904	506,531	534,749	541,341	1.23%	13.22%
Interest expense	(456,185)	(437,236)	(118,549)	(101,558)	(107,198)	5.55%	(4.15)%
Net interest income	2,308,282	1,659,668	387,981	433,192	434,143	0.22%	(28.10)%
Net provisions	(236,086)	(334,805)	(51,618)	(110,200)	(80,833)	(26.65)%	41.81%
Fees and income from service, net	289,284	338,002	82,917	77,760	103,721	33.39%	16.84%
Other operating income	44,233	46,314	10,482	14,204	(6,716)	(147.28)%	4.70%
Total operating expense	(865,060)	(928,789)	(254,250)	(226,228)	(250,138)	10.57%	7.37%
Profit before tax	628,284	780,389	175,512	188,728	200,177	6.07%	24.21%
Income tax	(130,968)	(177,859)	(31,235)	(41,669)	(42,692)	2.46%	35.80%
Net income before non-controlling interest	759,252	602,530	144,277	147,059	157,484	7.09%	(20.64)%
Non-controlling interest	(10,955)	(11,288)	(2,750)	(2,770)	(2,908)	4.98%	3.04%
Net income	486,361	591,242	141,527	144,289	154,577	7.13%	21.56%
(1) Corresponds to the results of Banagrícola and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	As of		Quarter
	4Q24	4Q25	4Q24	3Q25	4Q25
NIM	6.95%	7.56%	7.15%	7.86%	7.96%
ROE	20.63%	21.68%	21.48%	20.18%	23.62%
ROA	2.03%	2.23%	2.20%	2.17%	2.33%
CoR	1.38%	1.85%	1.12%	2.41%	1.83%
Financial Efficiency	50.02%	45.44%	52.82%	43.08%	47.09%
Total Solvency	15.13%	13.57%	15.13%	13.56%	13.57%
30 Day PDL	1.84%	1.77%	1.84%	1.83%	1.77%
30 Day PDL Coverage	154.23%	159.81%	154.23%	156.98%	159.81%
90 Day PDL	1.01%	0.93%	1.01%	0.97%	0.93%
90 Day PDL Coverage	279.9%	304.59%	279.9%	297.77%	304.59%

18

4Q25
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

The country has demonstrated remarkable growth, with a projected growth rate of nearly 3.8% for 2025, driven by strong private consumption. At the sectoral level, significant growth has been recorded in financial activities and textile exports, as well as in tourism and trade. Simultaneously, inflation has remained consistently below the Bank of Guatemala's target, reaching 1.65% year-on-year in December. This has resulted from low international oil prices and the dissipation of supply shocks. Infrastructure investment and public spending are expected to fuel growth, despite a potential decline in remittances due to a more restrictive US immigration policy. The Arévalo administration plans to increase spending without compromising fiscal stability. Furthermore, two cuts to the Bank of Guatemala's interest rate are anticipated in 2026, bringing it down to 3.25%.

BAM's loan portfolio closed 4Q25 with a 1.96% decrease in USD terms. The commercial loan portfolio saw a reduction, explained by significant payments from corporate clients, partially offset by new disbursements within the same segment. In consumer lending, personal loans contracted due to lower demand, partially offset by the strong performance of credit cards. Meanwhile, the mortgage portfolio experienced a slight adjustment. Regarding deposits, savings accounts showed positive growth. Checking accounts showed a slight increase, while time deposits declined, primarily in the institutional segment.

BAM's net income 4Q25 was COP 20.4 billion, representing a 48.07% decrease compared to the previous quarter.

Net interest income decreased, primarily due to the performance of the investment portfolio. Interest expenses showed a slight increase in dollar terms due to the higher cost of savings account remuneration, which registered significant growth during the period; however, when the exchange rate effect is incorporated, this item reflects a decrease. The net interest margin for 4Q25 was 4.48%.

Provision expenses increased during the quarter, driven mainly by higher requirements in corporate banking. This was partially offset by a reduction in provisions for the consumer portfolio, especially for personal loans and credit cards. The cost of risk for 4Q25 was 2.24%, registering an increase compared to 3Q25 and a decrease compared to 4Q24.

Fees contributed positively, mainly due to higher income associated with credit cards and foreign exchange transactions.

Operating expenses increased, mainly driven by higher costs related to projects, depreciation, repairs, and maintenance.

Finally, the quarterly annualized ROE was 3.97%.

The core solvency ratio stood at 7.54%, and the total solvency ratio at 13.51%. The increase in the solvency ratio is due to a reduction in the loan portfolio with a 100% risk weighting, primarily in the commercial segment.

On an annual basis, BAM's loan portfolio registered growth of 1.86% in USD terms. This performance was mainly driven by the dynamism of the commercial portfolio. In contrast, the consumer loan portfolio contracted as a result of stricter origination procedures for higher-risk products, in line with the objective of preserving asset quality. Meanwhile, the mortgage portfolio remained stable. Deposits increased by 7.98%, primarily driven by growth in savings accounts in the personal segment and, to a lesser extent, checking accounts. On the other hand, time deposits decreased due to reduced incentives for this type of deposit, as part of the strategy to improve the deposit mix.

Net income for fiscal year 2025 closed at 113.2 billion, representing a 31.58% decrease compared to 2024. This result is mainly due to higher provisions associated with impairment in the consumer loan portfolio, primarily personal loans and credit cards. Net interest income decreased as a result of lower returns due to a smaller share of the consumer loan portfolio and a higher cost of funds associated with the growth of the savings account.

As a result, ROE was 5.28%, compared to 8.21% the previous year. Similarly, the net interest margin decreased to 4.57%, from 5.03% in 2024, while the cost of credit increased to 2.23%, compared to 2.08% the previous year.

19

4Q25

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

	As of		Quarter			Change
(COP million)	4Q24	4Q25	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24
ASSETS
Gross loans	21,125,637	18,335,468	21,125,637	19,531,022	18,335,468	(6.12)%	(13.21)%
Allowances for loans	(995,337)	(836,623)	(995,337)	(878,211)	(836,623)	(4.74)%	(15.95)%
Investments	2,476,759	2,678,628	2,476,759	2,799,813	2,678,628	(4.33)%	8.15%
Other assets	4,610,963	4,127,240	4,610,963	4,210,302	4,127,240	(1.97)%	(10.49)%
Total assets	27,218,045	24,304,713	27,218,045	25,662,927	24,304,713	(5.29)%	(10.70)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	19,596,065	18,031,181	19,596,065	18,679,728	18,031,181	(3.47)%	(7.99)%
Other liabilities	5,307,609	4,191,598	5,307,609	4,819,192	4,191,598	(13.02)%	(21.03)%
Total liabilities	24,903,674	22,222,779	24,903,674	23,498,920	22,222,779	(5.43)%	(10.77)%
Non-controlling interest	53,355	47,701	53,355	48,884	47,701	(2.42)%	(10.60)%
Stockholders’ equity attributable to the owners of the parent company	2,261,070	2,034,233	2,261,070	2,115,122	2,034,233	(3.82)%	(10.03)%
Total liabilities and shareholders’ equity	27,218,098	24,304,713	27,218,098	25,662,927	24,304,713	(5.29)%	(10.70)%

Interest income	1,946,541	2,023,030	536,966	508,476	481,936	(5.22)%	3.93%
Interest expense	(900,174)	(1,003,676)	(259,944)	(250,410)	(241,129)	(3.71)%	11.50%
Net interest income	2,846,716	1,019,354	277,021	258,067	240,807	(6.69)%	(64.19)%
Net provisions	(394,589)	(442,529)	(129,227)	(97,908)	(106,516)	8.79%	12.15%
Fees and income from service, net	128,110	138,211	32,274	33,119	39,295	18.65%	7.88%
Other operating income	131,695	133,431	61,383	16,316	36,549	124.01%	1.32%
Total operating expense	(707,454)	(714,283)	(219,149)	(176,698)	(180,122)	1.94%	0.97%
Profit before tax	204,129	134,184	22,303	32,896	30,013	(8.76)%	(34.27)%
Income tax	(34,917)	(20,889)	(11,516)	(1,658)	(8,227)	396.20%	(40.18)%
Net income before non-controlling interest	239,046	113,295	10,786	34,554	21,786	(36.95)%	(52.61)%
Non-controlling interest	(3,703)	(55)	(27)	(4,805)	(1,349)	(71.93)%	(98.51)%
Net income	165,509	113,240	10,759	39,360	20,438	(48.07)%	(31.58)%
(1) Corresponds to the results of Grupo Agromercantil Holding and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

	As of		Quarter
PRINCIPAL RATIOS	4Q24	4Q25	4Q24	3Q25	4Q25
NIM	5.03%	4.57%	4.81%	4.59%	4.48%
ROE	8.21%	5.28%	1.94%	7.28%	3.97%
ROA	0.69%	0.44%	0.16%	0.61%	0.33%
CoR	2.08%	2.23%	2.49%	1.96%	2.24%
Financial Efficiency	54.16%	55.33%	59.12%	57.46%	56.88%
Basic Solvency	7.70%	7.54%	7.70%	7.35%	7.54%
Total Solvency	13.75%	13.51%	13.75%	13.27%	13.51%
30 Day PDL	3.25%	3.30%	3.25%	3.22%	3.30%
30 Day PDL Coverage	130.90%	123.66%	130.90%	124.92%	123.66%
90 Day PDL	2.20%	2.17%	2.20%	2.20%	2.17%
90 Day PDL Coverage	193.40%	188.42%	193.40%	183.23%	188.42%

20

4Q25
BANISTMO- PANAMA

Despite the closure of the Cobre Panama mine and the distortions in international trade caused by US tariff announcements, the Panamanian economy has shown a gradual acceleration in economic growth, and by 2025 its annual growth rate could reach nearly 4.1%. Beyond the disruptions associated with El Niño, the Panama Canal's operations recovered, and this, coupled with the tourism boom, has helped offset the cessation of mining activity. However, although the president has expressed his commitment to consolidating public finances, this process faces obstacles related to low tax revenue and significant rigidities in public spending.

In this context, Banistmo's loan portfolio closed the quarter with a 1.20% decrease (measured in USD). A contraction was recorded in both the commercial and mortgage loan portfolios. In the case of the commercial loan portfolio, the decrease occurred primarily among clients in the import sector. Meanwhile, the mortgage loan portfolio, in line with the previous quarter's trend, showed slower disbursement growth, accompanied by higher prepayments and cancellations. The consumer loan portfolio, in contrast, showed growth driven primarily by the performance of personal and vehicle loans. Deposits increased by 1.66%, explained by higher balances in time deposits, savings accounts, and checking accounts. Time deposits grew mainly in the corporate segment, while sight deposits increased in the personal and SME segments. Finally, loans from financial institutions decreased by 7.96%, largely due to maturities.

Banistmo's net income for 4Q25 was COP 43.9 billion, representing a 75.46% decrease compared to the previous quarter. Net interest income declined, primarily due to lower income from debt securities investments related to the spin-off of Valores Banistmo. Interest expenses, measured in dollars, increased during the quarter due to higher financial costs related to the bonds. However, when these figures are converted to Colombian pesos, a decrease in interest expenses is observed, explained by the appreciation of the Colombian peso against the dollar during the period. The net interest margin for 4Q25 was 3.05%, lower than the 3.43% recorded in 3Q25.

Regarding net provisions, there was an increase compared to the previous quarter, given the release based on macroeconomic parameters observed in the previous quarter. Additionally, there was an increase in expenses associated with the mortgage loan portfolio.

Operating expenses decreased compared to the previous quarter, mainly due to the reversal of labor expenses for Valores Banistmo, given that this entity ceased to be consolidated in Banistmo's income statement for the entire year 2025. In October, both the income and expenses associated with Valores Banistmo were reversed as part of the spin-off process that was finalized in November. Additionally, lower bonuses were recorded, an effect also associated with this spin-off.

Finally, the quarterly annualized ROE was 3.86%.

The core solvency ratio was 12.20% and the total solvency ratio was 13.99%. The increase compared to the previous quarter is mainly explained by the decrease in the loan portfolio.

In annual terms, Banistmo's loan portfolio decreased by 2.10% (measured in USD). This reduction occurred in the mortgage, commercial, and consumer loan portfolios. In the mortgage portfolio, the main reason was the tightening of origination policies. In the commercial loan portfolio, performance was mainly driven by the reclassification of SME clients into microcredit in 3Q25, as well as by early repayments from certain corporate clients in December. Meanwhile, the consumer loan portfolio showed less dynamism in origination. As for deposits, they decreased by 0.85% (measured in USD) compared to the previous year, mainly explained by the reduction in the balance of time deposits, partially offset by the increase in demand deposits, driven by commercial strategies in various digital channels.

Net income for fiscal year 2025 reached 408.8 billion pesos, representing an 89.59% increase compared to 2024. This result is primarily due to a decrease in provision expenses, driven by releases related to the updated expense calculation model and improved portfolio quality. Additionally, operating expenses were lower, mainly due to reduced technology-related costs. On the other hand, net interest income decreased as a result of lower loan volume and a lower loan-to-value ratio, particularly in the commercial loan portfolio. Similarly, net fee income decreased due to the spin-off of Valores Banistmo.

As a result, return on equity (ROE) increased to 8.79%, compared to 4.48% the previous year; the net interest margin decreased to 3.27% from 3.35% in 2024; and the cost of risk decreased to 0.51%, compared to 1.38% the previous year.

21

4Q25
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

	As of		Quarter			Change
(COP million)	4Q24	4Q25	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24
ASSETS
Gross loans	34,589,230	28,853,418	34,589,230	30,499,649	28,853,418	(5.40)%	(16.58)%
Allowances for loans	(1,909,023)	(1,420,269)	(1,909,023)	(1,478,621)	(1,420,269)	(3.95)%	(25.60)%
Investments	6,828,839	6,346,573	6,828,839	6,389,271	6,346,573	(0.67)%	(7.06)%
Other assets	6,452,984	5,756,466	6,452,984	5,640,013	5,756,466	2.06%	(10.79)%
Total assets	45,962,068	39,536,188	45,962,068	41,050,312	39,536,188	(3.69)%	(13.98)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	32,382,044	27,358,223	32,382,044	28,102,666	27,358,223	(2.65)%	(15.51)%
Other liabilities	8,748,159	7,699,021	8,748,159	8,267,061	7,699,021	(6.87)%	(11.99)%
Total liabilities	41,130,203	35,057,244	41,130,203	36,369,727	35,057,244	(3.61)%	(14.77)%
Shareholders’ equity	4,831,864	4,478,944	4,831,864	4,680,585	4,478,944	(4.31)%	(7.30)%
Total liabilities and shareholders’ equity	45,962,068	39,536,188	45,962,068	41,050,312	39,536,188	(3.69)%	(13.98)%

Interest income	2,700,508	2,563,326	690,404	658,465	599,944	(8.89)%	(5.08)%
Interest expense	1,372,330	(1,292,690)	(370,631)	(324,047)	(318,273)	(1.78)%	(194.20)%
Net interest income	4,072,838	1,270,637	319,772	334,417	281,671	(15.77)%	(68.80)%
Net provisions	456,748	(161,369)	(122,583)	4,202	(111,030)	(2742.31)%	(135.33)%
Fees and income from service, net	272,671	253,596	54,362	65,041	71,499	9.93%	(7.00)%
Other operating income	76,249	44,476	30,811	10,783	4,599	(57.35)%	(41.67)%
Total operating expense	992,273	(922,902)	(295,589)	(228,743)	(200,261)	(12.45)%	(193.01)%
Profit before tax	228,079	484,438	(13,226)	185,700	46,478	(74.97)%	112.40%
Income tax	12,484	(75,687)	15,625	(6,857)	(2,590)	(62.23)%	(706.27)%
Net income	215,595	408,752	2,399	178,843	43,888	(75.46)%	89.59%

(1) Corresponds to the results of Banistmo and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	As of		Quarter
	4Q24	4Q25	4Q24	3Q25	4Q25
NIM	3.75%	3.27%	3.04%	3.43%	3.05%
ROE	4.48%	8.79%	0.19%	15.24%	3.86%
ROA	0.50%	0.98%	2.00%	1.71%	0.44%
CoR	1.38%	0.51%	1.40%	(5.36)%	1.49%
Financial Efficiency	59.17%	58.83%	72.99%	55.76%	55.97%
Basic Solvency	11.57%	12.20%	11.57%	12.13%	12.20%
Total Solvency	13.39%	13.99%	13.39%	13.90%	13.99%
30 Day PDL	8.56%	8.94%	8.56%	9.09%	8.94%
30 Day PDL Coverage	62.63%	52.77%	62.63%	51.32%	52.77%
90 Day PDL	5.65%	6.45%	5.65%	6.34%	6.45%
90 Day PDL Coverage	94.85%	73.10%	94.85%	73.63%	73.10%

22

4Q25
4.Grupo Cibest Company Description (NYSE: CIB, BVC: CIBEST Y PFCIBEST)

Grupo Cibest is a conglomerate of financial institutions and complementary businesses that offers a broad portfolio of products and services to a diversified base of over 32 million entities and individual clients. Grupo Cibest distributes its products and services through a regional platform comprising the largest private banking network in Colombia, with further presence in the Central American market through El Salvador's leading financial group, as well as international banking subsidiaries and local licenses in Panama, Guatemala, and Puerto Rico. BANCOLOMBIA and its business lines provide brokerage services, investment banking, financial leasing, factoring, consumer credit, fiduciary services, asset management, among others.

Contact Information
Grupo Cibest Investor Relations
Phone:	(601) 4885371
E-mail:	IR@Grupocibest.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupocibest.com/Investor-relations

23

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Quarter			Change
(COP million)	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	24,881,536	24,074,711	22,805,635	-5.27%	-8.34%	6.01%
Interbank borrowings	2,239,615	4,008,403	2,437,175	-0.39%	0.09%	0.64%
Reverse repurchase agreements and other similar secured lend	5,722,948	2,413,088	4,673,590	93.68%	(18.34)%	1.23%
Financial assets investment	37,570,270	39,704,715	34,317,259	(13.57)%	(8.66)%	9.04%
Derivative financial instruments	2,938,142	4,042,125	4,417,863	9.30%	50.36%	1.16%
Loans and advances to customers	279,453,908	279,972,623	256,353,981	(8.44)%	(8.27)%	67.51%
Allowance for loan and lease losses	(16,179,738)	(14,370,189)	(13,253,946)	(7.77)%	(18.08)%	(3.49)%
Investment in associates and joint ventures	2,928,984	3,064,302	3,311,506	8.07%	13.06%	0.87%
Goodwill and Intangible assets, net	9,767,903	8,772,703	2,537,180	(71.08)%	(74.03)%	0.67%
Premises and equipment, net	5,906,064	5,601,012	5,406,874	(3.47)%	(8.45)%	1.42%
Investment property	5,580,109	6,027,496	6,595,407	9.42%	18.19%	1.74%
Right of use assets	1,757,206	1,488,727	1,329,718	(10.68)%	(24.33)%	0.35%
Prepayments	907,620	929,134	845,182	(9.04)%	(6.88)%	0.22%
Tax receivables	1,943,780	2,138,254	589,948	(72.41)%	(69.65)%	0.16%
Deferred tax	763,757	606,607	1,750,097	188.51%	129.14%	0.46%
Assets held for sale and inventories	1,106,399	832,367	666,361	(19.94)%	(39.77)%	0.18%
Assets related to investments in subsidiaries held for sale	—	—	40,309,257	100.00%	100.00%	10.61%
Other assets	4,926,879	5,325,580	4,659,293	(12.51)%	(5.43)%	1.23%
Total assets	372,215,382	374,631,658	379,752,380	1.37%	2.02%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	279,059,401	281,259,655	264,413,956	(5.99)%	(5.25)%	69.63%	78.05%
Interbank Deposits	716,493	882,390	30,102	(96.59)%	(95.80)%	0.01%	0.01%
Derivative financial instrument	2,679,643	4,760,503	4,514,630	(5.16)%	68.48%	1.19%	1.33%
Borrowings from other financial institutions	15,689,532	11,653,378	9,356,428	(19.71)%	(40.37)%	2.46%	2.76%
Debt securities in issue	11,275,216	11,441,859	7,409,693	(35.24)%	(34.28)%	1.95%	2.19%
Lease liability	1,889,364	1,596,793	1,325,039	(17.02)%	(29.87)%	0.35%	0.39%
Preferred shares	584,204	568,928	583,477	2.56%	(0.12)%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	1,060,472	3,174,591	676,046	(78.70)%	(36.25)%	0.18%	0.20%
Current tax	156,162	2,074,045	701,452	(66.18)%	349.18%	0.18%	0.21%
Deferred tax	2,578,504	2,758,701	2,903,375	5.24%	12.60%	0.76%	0.86%
Employees benefit plans	951,555	931,137	947,610	1.77%	(0.41)%	0.25%	0.28%
Liabilities related to investments in subsidiaries held for sale	—	—	34,416,684	100.00%	100.00%	9.06% %	10.16%
Other liabilities	10,990,561	9,939,670	11,478,253	15.48%	4.44%	3.02%	3.39%
Total liabilities	327,631,107	331,041,647	338,756,746	2.33%	3.40%	89.20%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	—%	—%	0.13%
Additional paid-in-capital	4,857,454	4,857,491	4,857,491	—%	—%	1.28%
Appropriated reserves	22,575,837	23,499,086	23,436,138	(0.27)%	3.81%	6.17%
Retained earnings	8,983,057	9,047,849	7,196,657	(20.46)%	(19.89)%	1.90%
Accumulated other comprehensive income, net of tax	6,645,206	4,492,518	3,783,432	(15.78)%	(43.07)%	1.00%
Stockholders’ equity attributable to the owners of the parent company	43,542,468	42,377,857	39,754,633	(6.19)%	(8.70)%	10.47%
Non-controlling interest	1,041,807	1,212,154	1,241,001	2.38%	19.12%	0.33%
Total liabilities and equity	372,215,382	374,631,658	379,752,380	1.37%	2.02%	100.00%

24

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, PRO FORMA INCLUDING THE BANISTMO OPERATION

	As of		Pro forma	Change
(COP million)	4Q24	3Q25	4Q25	4Q25 / 3Q25	4Q25 / 4Q24
ASSETS
Cash and cash equivalents	32,844,099	30,496,202	33,434,159	9.63%	1.80%
Investment instruments	37,570,270	39,704,715	40,663,832	2.42%	8.23%
Derivative instruments	2,938,142	4,042,125	4,435,795	9.74%	50.97%
Investment and derivative instruments	40,508,412	43,746,840	45,099,627	3.09%	11.33%
Customer loan portfolio	279,453,908	279,972,623	285,207,399	1.87%	2.06%
Provision for impairment of loan portfolio and finance lease operations	(16,179,738)	(14,370,189)	(14,674,215)	2.12%	(9.30)%
Customer loan portfolio, net	263,274,170	265,602,434	270,533,184	1.86%	2.76%
Assets held for sale and inventories, net	1,106,399	832,367	791,021	(4.97)%	(28.50)%
Investments in associates and joint ventures	2,928,984	3,064,302	3,311,506	8.07%	13.06%
Investment property	5,580,109	6,027,496	6,595,407	9.42%	18.19%
Property and equipment, net	5,906,064	5,601,012	5,497,410	(1.85)%	(6.92)%
Right-of-use assets, leased	1,757,206	1,488,727	1,521,832	2.22%	(13.39)%
Intangible assets and goodwill, net	9,767,903	8,772,703	8,450,513	(3.67)%	(13.49)%
Deferred tax, net	763,757	606,607	2,154,090	255.10%	182.04%
Other assets, net	7,778,279	8,392,968	7,268,969	(13.39)%	(6.55)%
TOTAL ASSETS	372,215,382	374,631,658	384,657,718	2.68%	3.34%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Customer deposits	279,059,401	281,259,655	291,707,474	3.71%	4.53%
Interbank deposits	1,776,965	4,056,981	1,616,337	(60.16)%	(9.04)%
Derivative instruments	2,679,643	4,760,502	4,534,009	(4.76)%	69.20%
Financial obligations	15,689,532	11,653,378	11,111,930	(4.65)%	(29.18)%
Debt securities issued	11,275,216	11,441,859	10,839,423	(5.27)%	(3.87)%
Lease liabilities	1,889,364	1,596,793	1,600,531	0.23%	(15.29)%
Preferred stock	584,204	568,928	583,477	2.56%	(0.12)%
Current taxes	156,162	2,074,043	702,081	(66.15)%	349.59%
Deferred tax, net	2,578,504	2,758,701	4,470,601	62.05%	73.38%
Employee benefits	951,555	931,137	950,501	2.08%	(0.11)%
Other liabilities	10,990,561	9,939,670	12,207,608	22.82%	11.07%
TOTAL LIABILITIES	327,631,107	331,041,647	340,323,972	2.80%	3.87%
EQUITY FROM SHAREHOLDERS
Share capital	480,914	480,914	480,914	—%	—%
Share premium	4,857,454	4,857,491	4,857,491	—%	—%
Reserves	22,575,837	23,499,086	23,436,138	(0.27)%	3.81%
Retained earnings	2,715,313	3,374,778	3,376,023	0.04%	24.33%
Net income	6,267,744	5,673,070	7,276,230	28.26%	16.09%
Other accumulated comprehensive income, net of taxes	6,645,206	4,492,518	3,665,949	(18.40)%	(44.83)%
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT COMPANY	43,542,468	42,377,857	43,092,745	1.69%	(1.03)%
Non-controlling interest	1,041,807	1,212,154	1,241,001	2.38%	19.12%
TOTAL SHAREHOLDERS' EQUITY	44,584,275	43,590,011	44,333,746	1.71%	(0.56)%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	372,215,382	374,631,658	384,657,718	2.68%	3.34%

25

CONSOLIDATED INCOME STATEMENT

	As of		Change As of	Quarter			Variation
(COP million)	3Q24	3Q25	3Q25 / 3Q24	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25/ 3Q24
Interest income and expenses
Interest on loan portfolio and financial leasing operations
Commercial	15,606,023	14,746,859	(5.51)%	3,774,698	3,724,733	3,709,358	(0.41)%	(1.73)%
Consumer	7,907,240	7,535,551	(4.70)%	1,944,688	1,883,526	1,949,953	3.53%	0.27%
Microcredit	121,022	206,913	70.97%	32,924	56,506	63,168	11.79%	91.86%
Mortgage	3,171,740	3,547,386	11.84%	706,901	819,226	836,342	2.09%	18.31%
Leasing	3,524,414	3,199,293	(9.22)%	808,608	804,707	801,898	(0.35)%	(0.83)%
Total interest on loan portfolio and financial leasing operations	30,330,439	29,236,002	(3.61)%	7,267,819	7,288,698	7,360,719	0.99%	1.28%
Interest on debt instruments measured by the effective interest method	728,238	714,677	(1.86)%	170,509	176,941	181,597	2.63%	6.50%
Total interest income from financial instruments measured by the effective interest method	31,058,677	29,950,679	(3.57)%	7,438,328	7,465,639	7,542,316	1.03%	1.40%
Interbank funds sold	130,126	100,741	(22.58)%	17,639	19,704	27,339	38.75%	54.99%
Total valuation of financial instruments	1,665,513	1,436,106	(13.77)%	502,776	482,238	219,520	(54.48)%	(56.34)%
Total interest income and valuation of financial instruments	32,854,316	31,487,526	(4.16)%	7,958,743	7,967,581	7,789,175	(2.24)%	(2.13)%
Total interest expense	(13,687,660)	(12,061,226)	(11.88)%	(3,262,318)	(3,007,606)	(2,945,699)	(2.06)%	(9.71)%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	19,166,656	19,426,300	1.35%	4,696,425	4,959,975	4,843,476	(2.35)%	3.13%
Provision for loan portfolio impairment and financial leasing operations	(4,964,893)	(4,437,432)	(10.62)%	(805,749)	(870,669)	(1,462,686)	68.00%	81.53%
Provision for other financial instruments, net	(30,708)	7,514	(124.47)%	(1,420)	37,543	7,233	(80.73)%	(609.37)%
Total provisions and impairment of credit risk, net	(4,995,601)	(4,429,918)	(11.32)%	(807,169)	(833,126)	(1,455,453)	74.70%	80.32%
Net income from interest and valuation of financial instruments after provisions and impairment	14,171,055	14,996,382	5.82%	3,889,256	4,126,849	3,388,023	(17.90)%	(12.89)%
Total commission income	7,126,512	7,928,554	11.25%	1,939,100	2,000,897	2,220,504	10.98%	14.51%
Total expenses Commissions	(3,225,382)	(3,573,610)	10.80%	(910,467)	(898,629)	(958,573)	6.67%	5.28%
Total commission income, net	3,901,130	4,354,944	11.63%	1,028,633	1,102,268	1,261,931	14.48%	22.68%
Total other operating income	2,976,110	3,572,074	20.02%	879,740	828,026	1,098,870	32.71%	24.91%
Total dividends and other net income from equity participation	93,099	693,011	644.38%	151,274	121,224	314,695	159.60%	108.03%
Total net income	21,141,394	23,616,411	11.71%	5,948,903	6,178,367	6,063,519	(1.86)%	1.93%
Operating expenses
Salaries and employee benefits	(5,224,723)	(5,760,122)	10.25%	(1,434,317)	(1,435,931)	(1,459,192)	1.62%	1.73%
Other administrative and general expenses	(5,035,023)	(5,599,360)	11.21%	(1,497,204)	(1,328,399)	(1,653,042)	24.44%	10.41%
Taxes other than income tax	(1,402,064)	(1,481,323)	5.65%	(305,307)	(369,505)	(383,651)	3.83%	25.66%
Amortization, depreciation, and impairment	(989,336)	(1,016,301)	2.73%	(267,215)	(241,035)	(292,126)	21.20%	9.32%
Total operating expenses	(12,651,146)	(13,857,106)	9.53%	(3,504,043)	(3,374,870)	(3,788,011)	12.24%	8.10%
Profit from continuing operations before income tax	8,490,248	9,759,305	14.95%	2,444,860	2,803,497	2,275,508	(18.83)%	(6.93)%
Income tax from continuing operations	(2,379,852)	(2,810,966)	18.12%	(759,566)	(835,894)	(687,351)	(17.77)%	(9.51)%
Net profit from continuing operations	6,110,396	6,948,339	13.71%	1,685,294	1,967,603	1,588,157	(19.28)%	(5.76)%
Net profit from discontinued operations	255,185	(3,006,640)	(1278.22)%	14,037	188,723	(3,396,503)	(1899.73)%	(24296.79)%
Net profit	6,365,581	3,941,699	(38.08)%	1,699,331	2,156,326	(1,808,346)	(183.86)%	(206.42)%
Non-controlling interest	(97,837)	(121,065)	23.74%	(36,027)	(12,223)	(44,088)	260.70%	22.37%
Net profit for the year attributable to shareholders of the parent company	6,267,744	3,820,634	(39.04)%	1,663,304	2,144,103	(1,852,434)	(186.40)%	(211.37)%

26

CONSOLIDATED PRO FORMA INCOME STATEMENT INCLUDING THE BANISTMO OPERATION

	As of	Pro forma	Quarter		Pro forma
(COP million)	4Q24	4Q25	4Q24	3Q25	4Q25
Interest on loan portfolio and financial leasing transactions
Commercial	16,550,290	15,587,355	4,020,316	3,928,393	3,917,639
Consumer	8,502,467	8,077,029	2,097,577	2,019,276	2,074,674
Mortgage	3,790,158	4,145,868	56,652	975,125	969,314
Leasing	3,559,814	3,233,923	869,766	812,528	810,527
Microcredit	210,822	295,550	817,815	78,711	84,416
Total interest on loan portfolio and financial leasing transactions	32,613,551	31,339,725	7,862,126	7,814,033	7,856,570
Interest on debt instruments measured using the effective interest rate method	965,935	946,425	231,613	240,099	234,485
Total interest income from financial instruments measured using the effective interest rate method	33,579,486	32,286,150	8,093,739	8,054,132	8,091,055
Interbank funds sold	208,491	189,809	34,611	46,704	49,652
Valuation of financial instruments	1,756,244	1,558,239	519,884	515,806	243,458
Total interest income and valuation of financial instruments	35,544,221	34,034,198	8,648,234	8,616,642	8,384,165
Interest expense	(15,023,911)	(13,302,866)	(3,625,428)	(3,313,913)	(3,246,486)
Net interest margin and valuation of financial instruments before provision for loan impairment, off-balance sheet commitments, and other financial instruments	20,520,310	20,731,332	5,022,806	5,302,729	5,137,679
Provision for impairment of loan portfolio and financial leasing transactions, net	(5,413,652)	(4,620,894)	(928,457)	(888,121)	(1,571,154)
Provision for other financial instruments, net	(38,697)	29,607	(1,293)	59,200	4,672
Total provisions and impairment of credit risk, net	(5,452,349)	(4,591,287)	(929,750)	(828,921)	(1,566,483)
Net interest income and valuation of financial instruments after provisions and impairment	15,067,961	16,140,045	4,093,056	4,473,808	3,571,196
Fee income	7,688,838	8,447,800	2,086,121	2,131,341	2,355,276
Fee expenses	(3,511,774)	(3,835,403)	(1,002,265)	(963,001)	(1,020,866)
Total fee income, net	4,177,064	4,612,397	1,083,856	1,168,340	1,334,410
Other operating income	3,041,985	3,596,979	909,259	834,893	1,094,794
Dividends and other net income from equity participation Equity	104,573	701,572	153,340	123,019	319,877
Total Net Income	22,391,583	25,050,993	6,239,511	6,600,060	6,320,276
Operating Expenses
Salaries and Employee Benefits	(5,628,062)	(6,196,840)	(1,533,167)	(1,549,165)	(1,541,997)
Other Administrative and General Expenses	(5,445,212)	(5,944,799)	(1,632,105)	(1,409,124)	(1,739,585)
Taxes Other Than Income Tax	(1,442,511)	(1,511,368)	(317,392)	(376,173)	(388,792)
Amortization, Depreciation, and Impairment	(1,117,881)	(1,114,038)	(313,575)	(266,522)	(312,715)
Total Operating Expenses	(13,633,666)	(14,767,045)	(3,796,239)	(3,600,984)	(3,983,090)
Profit Before Income Tax	8,757,917	10,283,948	2,443,272	2,999,076	2,337,187
Income Tax	(2,392,336)	(2,886,653)	(743,941)	(842,750)	(689,939)
Net Profit	6,365,581	7,397,295	1,699,331	2,156,326	1,647,248
Net Profit for the Year Attributable to Shareholders of the Parent Company	6,267,744	7,276,230	1,663,304	2,144,103	1,603,160
Non-Controlling Interest	97,837	121,065	36,027	12,223	44,088

27

ANNEX

Pro Forma Consolidated Income Statement, Grupo Cibest

The profit generated by Grupo Cibest companies as of December 2025 totaled COP 7.28 billion. This amount was reduced by COP 3.45 billion due to the impairment recognized on the net investment in Banistmo, as follows:

	December 2024	December 2025
Net profit of Group entities other than Banistmo (Continuing operations)	6,110,396	6,948,339
Banistmo Net profit (Discontinued operation)	255,185	448,956
Non-controlling interest	(97,837)	(121,065)
[a] Net profit before impairment of Banistmo	6,267,744	7,276,230

Banistmo Goodwill Deterioration	0	(5,022,822)
Deferred tax liability review	0	1,567,226
[b] Banistmo Net deterioration	0	(3,455,596)

[a] + [b] Consolidated Net Profit Grupo Cibest	6,267,744	3,820,634

NOTE 31. DISCONTINUED OPERATIONS

Banistmo S.A. is a private financial institution that began operations in 1973 and is one of the financial institutions of Grupo Cibest located in the Republic of Panama, after being acquired in October 2013. Banistmo has positioned itself as one of the leading banks in Panama, offering a wide range of financial services under the supervision of the Superintendency of Banks of Panama. On December 18, 2025, Cibest informed the market of the signing of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of the 100% shares of Banistmo S.A. The agreed sale price was US$1.418 billion (subject to customary closing adjustments) and will be paid in full on the closing date, once the required regulatory approvals in Panama have been obtained and the conditions stipulated in the purchase agreement have been met. Banistmo S.A. has been part of the Panama Banking operating segment, making a significant contribution to the Panamanian market as a provider of financial solutions for individuals and businesses, including digital banking services, savings and checking accounts, personal and corporate loans, mortgages, credit cards, insurance, and payment services. This divestment is part of a long-term corporate strategy aimed at optimizing Grupo Cibest portfolio, focusing its growth on strategic markets, and maximizing value creation for its shareholders.

Assets classified as held for sale, in accordance with IFRS 5:

As of December 31, 2025, Banistmo S.A. consisted of the following assets and liabilities in colombian pesos:

28

STATEMENT OF FINANCIAL POSITION (In millions of Colombian pesos)	2025
ASSETS
Cash and cash equivalents	3,517,759
Investment instruments and derivatives	6,364,505
Customer loan portfolio	28,853,418
Provision for loan impairment and financial leasing operations	(1,420,269)
Customer loan portfolio, net	27,433,149
Assets held for sale and inventories, net	124,660
Property and equipment, net	90,536
Right-of-use assets, leased	192,114
Intangible assets and goodwill, net	230,516
Deferred tax, net	403,993
Other assets, net	1,952,025
TOTAL ASSETS	40,309,257
LIABILITIES
Customer deposits	27,293,518
Interbank and repurchase agreements	910,189
Derivative financial instruments	19,379
Financial obligations	1,755,502
Debt securities issued	3,429,730
Other liabilities	1,008,366
TOTAL LIABILITIES	34,416,684
TOTAL ASSETS, NET	5,892,573
(1) The impairment recognized in goodwill corresponds to the loss in value determined during the period, due to the sale of Banistmo S.A., a cash-generating unit (CGU) to which said goodwill was allocated. In accordance with the applicable standard, goodwill was classified as an intangible asset with an indefinite useful life; therefore, it was not amortized and was subject to semi-annual impairment testing or testing when additional indications of impairment arose. In previous annual analyses, the calculated value in use exceeded the carrying amount, so there was no impairment to recognize. However, the sale price agreed upon in the transaction constitutes new observable evidence that establishes a fair value lower than the carrying amount of the CGU, generating an impairment loss in the period in accordance with IFRS requirements.

Analysis of the profit for the year from discontinued operations

The results of the discontinued operations included in the profit for the year are presented below. Comparative earnings and cash flows from discontinued operations have been restated to include those operations classified as discontinued in the current year.

Earnings for the year from discontinued operations

29

CONSOLIDATED INCOME STATEMENT (In millions of Colombian pesos)	2025	2024	2023
Interest and valuation income
Loan portfolio	2,103,723	2,283,112	2,415,234
Interbank funds sold	89,068	78,365	94,162
Investments	353,881	328,428	317,162
Total interest income	2,546,672	2,689,905	2,826,558
Interest expense	(1,241,640)	(1,336,251)	(1,238,112)
Net interest and valuation income	1,305,032	1,353,654	1,588,446
Provisions and impairment of credit risk, net	(161,369)	(456,748)	(270,501)
Net interest income after provisions and impairment, net	1,143,663	896,906	1,317,945
Commission income, net	257,453	275,934	274,028
Other operating income	24,905	65,875	36,938
Income (expenses) from equity participation	8,561	11,474	13,499
Impairment of goodwill, net (1)	(3,455,596)	—	—
Operating expenses	(909,939)	(982,520)	(1,017,555)
(Loss) Net income before income tax	(2,930,953)	267,669	624,855
Income tax	(75,687)	(12,484)	(112,262)
(Loss) Net income	(3,006,640)	255,185	512,593
(1) The impairment recognized in goodwill corresponds to the loss in value determined during the period, due to the sale of Banistmo S.A., the cash-generating unit (CGU) to which said goodwill was allocated. In accordance with the applicable standard, the goodwill was classified as an intangible asset with an indefinite useful life; therefore, it was not amortized and was subject to semi-annual impairment testing or when there were additional indications of impairment. In previous annual analyses, the calculated value in use exceeded the carrying amount, so there was no impairment to recognize. However, the sale price agreed upon in the transaction constitutes new observable evidence that establishes a fair value lower than the carrying amount of the CGU, generating an impairment loss in the period in accordance with IFRS requirements.
Banistmo S.A.'s loan portfolio The assets designated as held for sale consist of the following as of December 31, 2025:

Concentration of Maturity Loans

MODE	Under 1 year old	Between 1 and 5 years	Between 5 and 15 years	Over 15 years old	Total
In millions of Colombian pesos
COMMERCIAL
Corporate	5,071,736	5,478,286	1,257,424	—	11,807,446
SMEs	734,065	545,543	164,460	5,255	1,449,323
Total Commercial	5,805,801	6,023,829	1,421,884	5,255	13,256,769
CONSUMER
Credit Card	259,842	644,128	535	—	904,505
Vehicle Loan	4,450	282,297	570,912	426	858,085
Payroll Loan	11,881	336,325	2,069,195	529,454	2,946,855
Other	31,347	96,379	79,833	440	207,999
Total Consumer	307,520	1,359,129	2,720,475	530,320	4,917,444
MORTGAGE
Social Mortgage	—	517	37,291	4,270,596	4,308,404
Non-Social Mortgage	4,397	85,976	743,170	4,233,488	5,067,031
Total Mortgage	4,397	86,493	780,461	8,504,084	9,375,435
LEASING
Commercial Leasing	47,085	389,000	5,822	—	441,907
Consumer Leasing	2,345	37,860	11,165	—	51,370
Total Leasing	49,430	426,860	16,987	—	493,277
MICROCREDIT
Microcredit	220,725	370,914	202,932	15,921	810,492
Total Microcredit	220,725	370,914	202,932	15,921	810,492
Total	6,387,873	8,267,225	5,142,739	9,055,580	28,853,417

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Concentration of Loans by Age of Delinquency

MODE	0-30 days	31-90 days	91-120 days	91-120 days	More than 360 days	Total
In millions of Colombian pesos
Commercial	11,844,958	99,581	5,374	359,769	947,087	13,256,769
Consumer	4,681,654	121,926	37,424	72,840	3,600	4,917,444
Mortgage	8,461,617	387,479	90,538	192,496	243,305	9,375,435
Leasing	472,732	2,791	195	13,674	3,885	493,277
Microcredit	725,035	27,535	1,213	23,940	32,769	810,492
Total	26,185,996	639,312	134,744	662,719	1,230,646	28,853,417

Maximum exposure to credit risk

Maximum exposure to credit risk
In millions of Colombian pesos
	Stage 1	Stage 2	Stage 3	Total
Commercial	10,125,423	1,012,057	2,119,289	13,256,769
Consumer	4,259,825	480,784	176,835	4,917,444
Mortgage	7,744,580	1,185,493	445,362	9,375,435
Financial Leasing	449,408	17,860	26,009	493,277
Microcredit	630,534	120,440	59,518	810,492
Total Customer Loan Portfolio	23,209,770	2,816,634	2,827,013	28,853,417
Total Provision for Loan Portfolio Impairment	(137,198)	(232,330)	(1,050,742)	(1,420,270)
Total Net Customer Loan Portfolio	23,072,572	2,584,304	1,776,271	27,433,147

Customer deposits of Banistmo S.A. designated as liabilities held for sale consist of the following:

Customer deposits 2025
In millions of Colombian pesos
Time deposits	16,875,344
Savings accounts	6,225,850
Checking accounts	4,106,875
Other deposits	85,449
Total customer deposits	27,293,518

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4Q25
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 23, 2025	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

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